# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hertz Global Holdings Inc., CIK 0001657853
CUSIP: 42806J700
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8501 WILLIAMS ROAD, 3RD FLOOR, ESTERO, Florida (FL), 33928
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004899
Filed by CIK 0000803012

## Reporting persons
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 27,846,268; shared voting power 0; sole dispositive power 27,846,268; shared dispositive power 0; aggregate amount beneficially owned 27,846,268 (8.1% of the class)
  Comment: The beneficial ownership of the Reporting Person is comprised 0f 327,291 shares of Common Stock plus 27,518,977 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock that are beneficially owned by the Reporting Person (the "Warrants"). The percentage above is based on (i) 315,764,523 shares of Common Stock deemed outstanding as reported by the Issuer in its quarterly report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026, plus (ii) the Warrants.
- Toronto Dominion Holdings (USA) Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD Group US Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Toronto Dominion Bank: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD Securities Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 23,526; shared voting power 0; sole dispositive power 23,526; shared dispositive power 0; aggregate amount beneficially owned 23,526 (0% of the class)

## Item 1. Issuer
Name of issuer: Hertz Global Holdings Inc.
Address of issuer's principal executive offices:
8501 WILLIAMS ROAD, 3RD FLOOR, ESTERO, FLORIDA
33928

## Item 2. Person Filing
Name of person filing:
TD SECURITIES (USA) LLC

Toronto Dominion Holdings (USA) Inc.

TD Group US Holdings LLC

Toronto Dominion Bank

TD Securities Inc.
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office and Toronto Dominion Holdings (U.S.A.), Inc.'s ("TDH") principal office is One Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2. The address of TD Securities Inc. ("TDSI") principal office is Toronto-Dominion Centre, 55 King Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2
Citizenship:
TD SECURITIES (USA) LLC - DELAWARE

Toronto Dominion Holdings (USA) Inc. - DELAWARE

TD Group US Holdings LLC - DELAWARE

Toronto Dominion Bank - CANADA (FEDERAL LEVEL)

TD Securities Inc. - ONTARIO, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
TD Bank - Bank
TDSI - Broker Dealer

## Item 4. Ownership
Amount beneficially owned:
27,869,794

TDS has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 27,846,268 of these shares.

TDSI has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 23,526 of these shares.

The beneficial ownership of TDS is comprised 327,291 shares of Common Stock plus of 27,518,977 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock that are beneficially owned by the Reporting Person (the "Warrants"). The Warrants held by the Reporting Person have an exercise price of $13.61 per share of Common Stock and are presently exercisable. The percentage above is based on (i) 315,764,523 shares of Common Stock deemed outstanding as reported by the Issuer in its quarterly report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026, plus (ii) the Warrants.

This schedule is jointly filed by TDS, TDH, TD GUS, TD Bank and TDSI. TDH is the sole owner of TDS. TD GUS is the sole owner of TDH. TD Bank is the sole owner of TD GUS and TDSI. TDH, TD GUS and TD Bank may be deemed to hold an indirect interest in the shares reported herein by TDS virtue of their ownership of TDS. TD Bank may be deemed to hold an indirect interest in the shares reported herein by TDSI by virtue of its ownership of TDSI.

Each of TDH, TD GUS and TD Bank disclaims ownership of the shares reported herein by TDS and TDSI except to the extent of its pecuniary interest therein. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the US Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: 8.1
Sole power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 27,846,268

Toronto Dominion Holdings (USA) Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

TD Securities Inc. - 23,526
Shared power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

Toronto Dominion Holdings (USA) Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

TD Securities Inc. - 0
Sole power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 27,846,268

Toronto Dominion Holdings (USA) Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

TD Securities Inc. - 23,526
Shared power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

Toronto Dominion Holdings (USA) Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

TD Securities Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Hertz Global Holdings, Inc. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 15, 2026

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

TORONTO DOMINION HOLDINGS USA, INC.

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Andre Ramos
Title: US Chief Financial Officer

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

TD SECURITIES INC.

By: /s/ Greg Nowakowski
Title: Chief Compliance Officer

## Signatures
- TD SECURITIES (USA) LLC: Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (05/15/2026)
- Toronto Dominion Holdings (USA) Inc.: Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (05/15/2026)
- TD Group US Holdings LLC: Andre Ramos, Andre Ramos / US Chief Financial Officer (05/15/2026)
- Toronto Dominion Bank: Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (05/15/2026)
- TD Securities Inc.: Greg Nowakowski, Greg Nowakowski / Chief Compliance Officer (05/15/2026)